Exhibit 99.1

FOR IMMEDIATE RELEASE

BREAKTHROUGH SUCCESS FOR SILICOM:
MAJOR NEW DESIGN WIN WITH $17M ORDERS
IN HAND, PROJECTED ANNUAL SALES > $30M

-  Differentiated Cloud Products Pushing Silicom To A New Level -

KFAR SAVA, Israel — March 21, 2017, - Silicom Ltd. (NASDAQ: SILC) today announced that it has achieved the most significant design win in its history. This design win, from a top-10 Cloud player, is for a highly customized version of Silicom's 100-Gigabit high bandwidth switch fabric on a NIC cloud solution.

Based on this design win, Silicom has received initial purchase orders (POs) in the aggregate amount of $17 million to cover a small-volume Alpha phase, an intensive Beta program and the product's first commercial deployment. Having completed deliveries for the Alpha phase, Silicom is now in the process of delivering the Beta-program products while completing two additional activities: 1) finalizing the product configuration and validating the solution's performance within the servers in which the Silicom products will be deployed, in cooperation with a Tier-1 server manufacturer; and 2) ramping up product manufacturing to a full mass-production level. Based on the customer's guidance, Silicom forecasts that revenues related to the design win will build to more than $30 million per year.

"We are very excited to have received what we believe will become the largest Design Win in our history – an achievement with the potential of being a game-changer for Silicom once development and ramp-up are finalized. While, due to the complexity of the product and its cutting edge technology, there remain challenges that we must overcome before large-scale data center commercial deployment can be assured, we believe we are on the right track for a successful conclusion. We are proud that our customer shares this view, as demonstrated by these sizeable initial purchase orders and its close, enthusiastic cooperation in the project," commented Shaike Orbach, Silicom's President & CEO.

"This groundbreaking design win is a clear demonstration of the success of our Cloud strategy, the cornerstone of our approach to appropriately address the industry's transition to Cloud-based solutions. Our success demonstrates the power and urgency of the Cloud transformation, together with the superb fit of our unique connectivity products for the industry's needs. The combination of strong market needs and our demonstrated competitive edge gives us confidence about our future prospects," concluded Mr. Orbach.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom's solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom's products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom's product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom's patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as "expects," "should," "believes," "anticipates" or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com